SO
9-6-02



02007961

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 51199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED SEP 03 2002 WASH, D.C. 180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berkshire Asset Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Union Street

(No. and Street)

Hudson, NY 12534

(City) (State) (Zip Code)

Ernest E. Wilson Jr.
Notary Public, State of New York
No. 01WI4760384
Qualified in Rockland County
Commission Expires June 30, 20

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hack 917-715-2198

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth R. George, CPA

(Name — *if individual, state last, first, middle name*)

12 Strawberry Lane, Stratham, New Hampshire 03885

(Address) (City) (State) Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Hack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Asset Management Corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas C Hack
Signature

CFO
Title

D Ewing
Notary Public

Donald E. Wilson Jr.
Notary Public, State of New York
No. 01WI4760384
Qualified in Rockland County
Commission Expires June 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKSHIRE ASSET MANAGEMENT CORPORATION

INDEX TO FINANCIAL STATEMENTS

KENNETH R. GEORGE, CPA

12 STRAWBERRY LANE
STRATHAM, NH 03885
(603) 380-5435
(603) 457-2418 FAX
krgeorge@mediaone.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Berkshire Asset Management Corporation
Hudson, New York

We have audited the accompanying balance sheet of Berkshire Asset Management Corporation as of June 30, 2002 and the related statement of operations, stockholder's equity, and cash flows for the year ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Asset Management Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year ended June 30, 2002, in conformity with generally accepted accounting principles.



KENNETH R. GEORGE, CPA
Stratham, New Hampshire

August 9, 2002

BERKSHIRE ASSET MANAGEMENT CORPORATION
BALANCE SHEET
June 30, 2002

ASSETS	
Current assets:	
Cash and cash equivalents	$ 8,617
Total current assets	8,617
Other assets	1,379
Total assets	$ 9,996
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts Payable	$ 1,400
Stockholders' Equity	
Common stock - $.01 par value; authorized 10,000 shares, issued and outstanding 1,000 shares	10
Additional paid-in capital	35,007
Accumulated deficit	(26,421)
Stockholders' equity	8,596
Total liabilities and stockholders' equity	$ 9,996

See Notes to Financial Statements

BERKSHIRE ASSET MANAGEMENT CORPORATION
STATEMENT OF OPERATIONS
For the year ended June 30, 2002

Revenue:	
Other income	$ 17
Total revenue	17
Operating expenses:	
General and administrative expenses	4,718
Total operating expenses	4,718
Loss from operations	$ (4,701)

See Notes to Financial Statements

BERKSHIRE ASSET MANAGEMENT CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended June 30, 2002

	Number of shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at June 30, 2001	1,000	$ 10	$ 34,007	$ (21,720)	$ 12,297
Capital contributions			1,000		1,000
Loss from operations				(4,701)	(4,701)
Balance at June 30, 2002	1,000	$ 10	$ 35,007	$ (26,421)	$ 8,596

See Notes to Financial Statements

BERKSHIRE ASSET MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
For the year ended June 30, 2002

Cash flows from operating activities:	
Net loss	$ (4,701)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in operating assets	785
Decrease in operating liabilities	(100)
Net cash used in operating activities	(4,016)
Cash flows from financing activities	
Capital contributions	1,000
Net cash provided by financing activities	1,000
Net decrease in cash and cash equivalents	(3,016)
Cash and cash equivalents at beginning of year	11,633
Cash and cash equivalents at end of year	$ 8,617

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. Organization and Principal Business Activity:

Berkshire Asset Management Corporation (the "Company"), a New York corporation, was incorporated on June 16, 1998. The Company is a wholly-owned subsidiary of Berkshire Holdings, Ltd., a New York registered holding company. The Company is an introducing broker/dealer primarily engaged in securities brokerage in the New York area. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Summary of Significant Accounting Policies:

Revenue recognition – The Company generates commission revenue as securities transactions are placed for customer accounts. Commissions and related expenses are recorded on a trade-date basis.

Cash and cash equivalents – For purposes of the statement of cash flows, the company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Income Taxes – For June 30, 2002, the Company provides for income taxes in accordance with the liability method as set forth in the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under the liability method, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting basis and income tax basis. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred income taxes are recorded using currently enacted income tax rates applicable to the period in which the deferred tax asset or liability is expected to be realized or settled. As changes in tax laws are enacted, deferred income taxes are adjusted through the provision for income taxes in the year of the change.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital:

Pursuant to the net capital provisions of SEC Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital and minimum net capital requirements of $7,217 and $5,000, respectively.

4. Income Taxes:

The Company has net operating loss carryforwards at June 30, 2002 of approximately $27,000 available to reduce future federal taxable income. The net operating loss carryforwards result in a deferred tax asset of approximately $6,750 as of June 30, 2002, for which the Company has provided a full valuation allowance due to the uncertainty about the future realization of this tax benefit.

The components of the deferred tax assets are as follows:

	June 30, 2002
Net operating loss carryforwards	$ 6,750
Valuation allowance	(6,750)
Deferred tax asset	$ -0-

The difference between the income tax benefit computed at the federal statutory rate and the actual provision for income taxes is accounted for as follows:

	Year ended June 30, 2002
Tax benefit computed at the federal and state rate of 25%	$(1,250)
Change in valuation allowance	1,250
	$ -0-

5. Related Party Transactions:

The Company has an agreement with Hunter Frederic Insurance Agency, Inc. ("HFIA"), an affiliate under common control, whereby HFIA agrees to pay all occupancy costs, telephone and computer costs in the shared office space.

KENNETH R. GEORGE, CPA

12 STRAWBERRY LANE
STRATHAM, NH 03885
(603) 380-5435
(603) 457-2418 FAX
krgeorge@mediaone.net

REPORT OF INDEPENDENT AUDITOR ON SUPPLEMENTARY INFORMATION

Board of Directors and Stockholders
Berkshire Asset Management Corporation
Hudson, New York

We have audited the accompanying financial statements of Berkshire Asset Management Corporation as of June 30, 2002 and for the year ended June 30, 2002, and have issued our report thereon, dated August 9, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KENNETH R. GEORGE, CPA
Stratham, New Hampshire

August 9, 2002

BERKSHIRE ASSET MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL
June 30, 2002

Computation of Net Capital

Stockholders' equity	8,596
Non-allowable asset deductions and/or charges:	
Other assets	(1,379)
Tentative net capital	7,217
Less: Haircuts	-
Net capital	7,217

Computation of Aggregate Indebtedness

Aggregate Indebtedness	$ 1,400

Computation of Basic Capital Requirement

(1) Minimum net capital based on aggregate indebtedness	$ 93
(2) Minimum dollar requirement	5,000
Capital requirement - greater of (1) or (2) above	$ 5,000

Reconciliation of net capital

There were no material differences between the audited and unaudited computation of net capital.

See Notes to Financial Statements

KENNETH R. GEORGE, CPA

12 STRAWBERRY LANE
STRATHAM, NH 03885
(603) 380-5435
(603) 457-2418 FAX
krgeorge@mediaone.net

Board of Directors and Stockholders
Berkshire Asset Management Corporation
Hudson, New York

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements and supplemental schedules of Berkshire Asset Management Corporation for the year ending June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons
2. Recordation of differences required by SEC Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

KENNETH R. GEORGE, CPA

1 2 STRAWBERRY LANE
STRATHAM, NH 03885
(603) 380-5435
(603) 457-241 8 FAX
krgeorge@mediaone.net

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not b used by anyone other than these specified parties.



KENNETH R. GEORGE, CPA
Stratham, New Hampshire

August 9, 2002